UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LASERCARD CORPORATION

(Name of Subject Company)

AMERICAN ALLIGATOR ACQUISITION CORP.

a wholly-owned subsidiary of

ASSA ABLOY INC.

a wholly-owned subsidiary of

ASSA ABLOY AB

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

William West

Senior Vice President and Chief Financial Officer

HID Global Corporation

c/o ASSA ABLOY Inc.

15370 Barranca Parkway

Irvine, CA 92618

Tel: (949) 732-2003

Fax: (949) 732-2120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 78,638,883	$ 5,606.95

*	Estimated solely for the purpose of calculating the filing fee. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation. at a purchase price of $6.25 per share, with 12,348,904 shares issued and outstanding, 661,681 shares issuable upon exercise of outstanding options (with a weighted average exercise price of $5.17, and 119,392 restricted stock units in each case as of December 14, 2010, as represented by LaserCard Corporation.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 5,606.95	Filing party:	American Alligator Acquisition Corp., ASSA ABLOY Inc. and ASSA ABLOY AB
Form or Registration No.:	Schedule TO	Date Filed:	December 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on December 22, 2010 by American Alligator Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of ASSA ABLOY Inc. (“ASSA US”), which is an Oregon corporation and wholly-owned subsidiary of ASSA ABLOY AB (“ASSA ABLOY”), a limited liability corporation organized under the laws of Sweden, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation, a Delaware corporation (“LaserCard”) (collectively the “Shares” and each share thereof a “Share”), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 1 is being filed on behalf of Purchaser, ASSA US and ASSA ABLOY.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On January 3, 2011, Alan R. Kahn filed a putative class action lawsuit in the Court of Chancery in the State of Delaware. Mr. Kahn alleges that he is a shareholder of LaserCard and purports to bring the lawsuit on behalf of himself and all other LaserCard shareholders. The complaint filed by Mr. Kahn (the “Kahn Complaint”) names as defendants Robert T. DeVincenzi, Bernard C. Bailey, Donald E. Mattson, Albert J. Moyer, Walter F. Walker, LaserCard and Purchaser. The Kahn Complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing LaserCard to enter into the Merger Agreement and that Purchaser aided and abetted the alleged breaches of fiduciary duty by the individual defendants. The Kahn Complaint also alleges that the Offer and Merger are being consummated at an unfair price and that LaserCard’s Schedule 14D-9 contains inadequate disclosures. Among other relief, the Kahn Complaint seeks certification as a class action, an injunction of the Offer and the Merger, rescission of the Offer and the Merger or, in the alternative, rescissory damages, unspecified compensatory damages with interest, and the costs and disbursements of the action, including attorneys’ fees, accountants’ fees and experts’ fees. The foregoing summary with respect to the Kahn Complaint is qualified in its entirety by reference to the Kahn Complaint which is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Also on January 3, 2011, Nelson Goodman filed a similar putative class action lawsuit in the Court of Chancery in the State of Delaware. Mr. Goodman also alleges that he is a shareholder of LaserCard and purports to bring the lawsuit on behalf of himself and all other LaserCard shareholders. The complaint filed by Mr. Goodman (the “Goodman Complaint”) names as defendants Robert DeVincenzi, Bernard Bailey, Donald Mattson, Arthur Hausman, Walter Walker, Albert Moyer, LaserCard, ASSA US and Purchaser. The Goodman Complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing LaserCard to enter into the Merger Agreement and that the corporate defendants aided and abetted the alleged breaches of fiduciary duty by the individual defendants. The Goodman Complaint also alleges that the Offer and Merger are being consummated at an unfair price, that the individual defendants failed to maximize shareholder value in the transaction, that the Merger Agreement contains preclusive deal protection devices, and that LaserCard’s Schedule 14D-9 contains inadequate disclosures. Among other relief, the Goodman Complaint seeks certification as a class action, a preliminary and permanent injunction of the Offer and the Merger, rescission of the Offer and the Merger or an award of rescissory damages, an accounting to LaserCard’s shareholders of all damages caused by the defendants and all lost profits and special benefits obtained as a result of breaches of fiduciary duties and the costs of the action, including attorneys’ and experts’ fees. The foregoing summary with respect to the Goodman Complaint is qualified in its entirety by reference to the Goodman Complaint which is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

We believe that both complaints are without merit, and intend to defend the actions vigorously.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(A) Complaint filed by Alan R. Kahn in the Court of Chancery in the State of Delaware on January 3, 2011.

(a)(5)(B) Complaint filed by Nelson Goodman in the Court of Chancery in the State of Delaware on January 3, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2011

AMERICAN ALLIGATOR ACQUISITION CORP.

	By:	/s/ DENIS R. HÉBERT
	Name:	Denis R. Hébert
	Title:	President

Dated: January 5, 2011

ASSA ABLOY INC.

	By:	/s/ JEFFREY A. MERESCHUK
	Name:	Jeffrey A. Mereschuk
	Title:	Executive Vice President and CFO

Dated: January 5, 2011

ASSA ABLOY AB

	By:	/s/ DENIS R. HÉBERT
	Name:	Denis R. Hébert
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(5)(A)	Complaint filed by Alan R. Kahn in the Court of Chancery in the State of Delaware on January 3, 2011.

(a)(5)(B)	Complaint filed by Nelson Goodman in the Court of Chancery in the State of Delaware on January 3, 2011.